UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                             3D SYSTEMS CORPORATION
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)


                                    88554D205
                                 (CUSIP Number)


                             G. WALTER LOEWENBAUM II
                             LECORGNE LOEWENBAUM LLC
                         1100 POYDRAS STREET, SUITE 1750
                          NEW ORLEANS, LOUISIANA 70163
                                 (504) 582-2121

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    Copy to:
                              JULIE M. KAUFER, ESQ.
                              ARA A. BABAIAN, ESQ.
                       AKIN GUMP STRAUSS HAUER & FELD LLP
                       2029 CENTURY PARK EAST, SUITE 2400
                          LOS ANGELES, CALIFORNIA 90067
                                 (310) 229-1000


                                NOVEMBER 26, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 6 Pages

                                  SCHEDULE 13D/A


CUSIP NO. 88554D205                                         PAGE 2 OF 6 PAGES

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        G. WALTER LOEWENBAUM II
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                  UNITED STATES
________________________________________________________________________________

               7    SOLE VOTING POWER

  NUMBER OF              1,146,744

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         262,054
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              1,146,744

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         262,054
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,408,798
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                    [ ]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    10.6%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                     IN
________________________________________________________________________________

                                 SCHEDULE 13D/A

CUSIP NO. 88554D205                                           Page 3 of 6 Pages


     This Amendment No. 2 is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by G. Walter Loewenbaum II and refers only to information which has materially changed since the filing of the Amendment No. 1 to Schedule 13D by Mr. Loewenbaum on June 10, 2003. The items identified below, or the particular paragraphs of the items which are identified below, are amended to add the information as set forth below.

ITEM 1. SECURITY AND ISSUER.

     This statement relates to shares of common stock, par value $0.001 per share, which we refer to in this statement as the Common Stock, of 3D Systems Corporation, a Delaware corporation, which we refer to in this statement as 3D Systems. The address of 3D Systems' principal executive offices is 26081 Avenue Hall, Valencia, California 91355.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is being filed by G. Walter Loewenbaum II. Mr. Loewenbaum is Managing Director of LeCorgne Loewenbaum LLC, an investment banking firm whose address is 1100 Poydras Street, Suite 1750, New Orleans, Louisiana 70163.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The purchases reported in this statement were acquired with the personal funds of Mr. Loewenbaum.

ITEM 4. PURPOSE OF TRANSACTION.

     Mr. Loewenbaum acquired the shares for investment purposes. Mr. Loewenbaum does not have any plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, except that Mr. Loewenbaum may acquire additional shares of the Common Stock and other securities of 3D Systems in open market transactions or otherwise. Any decision of Mr. Loewenbaum either to purchase additional securities or to dispose of any securities will take into account various factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a), (b) As of the date of the filing of this statement, Mr. Loewenbaum, in the aggregate, beneficially owns 1,408,798 shares of the Common Stock, which is approximately 10.6% of the shares of the Common Stock believed to be outstanding. Mr. Loewenbaum holds a total of 1,146,744 shares with sole voting and dispositive power, and he shares voting and dispositive power with his wife Lillian Loewenbaum with respect to 262,054 shares. Mrs. Loewenbaum's address is c/o Personal Administrators, 3939 Bee Caves Road, Building C100, Austin, Texas 78746. During the last five years, Mrs. Loewenbaum has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to those laws. Mrs. Loewenbaum is a citizen of the United States.

     (c) On November 26, 2003, Mr. Loewenbaum purchased from 3D Systems in a private placement transaction $700,000 of 3D Systems' 6% convertible subordinated debentures, which mature at November 30, 2013, which we refer to in this statement as the Debentures, at a conversion price of $10.18 per share, pursuant to a Debenture Purchase Agreement, dated as of November 24, 2003, by and

                                 SCHEDULE 13D/A

CUSIP NO. 88554D205                                           Page 4 of 6 Pages


among 3D Systems and the purchasers listed on Schedule I to the Debenture Purchase Agreement. Also on November 26, 2003, (a) Anna Willis Loewenbaum 1993 Trust, for which Mr. and Mrs. Loewenbaum serve as trustees, purchased $75,000 of the Debentures, (b) Elizabeth Scott Loewenbaum 1993 Trust, for which Mr. and Mrs. Loewenbaum serve as trustees, purchased $75,000 of the Debentures, (c) Lillian Shaw Loewenbaum, Mr. Loewenbaum's wife, purchased $200,000 of the Debentures, (d) The Lillian Shaw Loewenbaum Trust, for which Mr. and Mrs. Loewenbaum serve as trustees, purchased $50,000 of the Debentures, (e) The Loewenbaum 1992 Trust, for which Mr. and Mrs. Loewenbaum serve as trustees, purchased $200,000 of the Debentures, (f) The Waterproof Partnership, L.P., for which Mr. and Mrs. Loewenbaum serve as the general partners and as certain of the limited partners, purchased $100,000 of the Debentures and (g) STI Healthcare Inc., for which Mr. Loewenbaum serves as president and as majority stockholder, purchased $50,000 of the Debentures. On December 1, 2003, Wally's Trust u/w/o Joel Simon Loewenbaum, for which Mr. Loewenbaum serves as trustee, purchased $100,000 of the Debentures. Mr. Loewenbaum disclaims beneficial ownership of the securities indirectly held by him except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that Mr. Loewenbaum is the beneficial owner of the securities for purposes of
Section 16 of the Securities Act of 1933, as amended, or for any other purpose.

     The Debentures bear interest at the rate of 6% per year payable in cash semi-annually in arrears on May 31 and November 30 of each year, commencing May 31, 2004. The Debentures are convertible into shares of the Common Stock at the option of the holder at any time prior to maturity at $10.18 per share, which represents an 18% premium to the fair market value at the time of the original issuance. The conversion price of the Debentures is subject to certain customary anti-dilution adjustments as set forth in the Debenture Purchase Agreement. The Debentures are redeemable by 3D Systems, in whole or in part, commencing on the third anniversary of the closing date at a price equal to 100% of the then outstanding principal amount of the Debentures being redeemed, together with all accrued and unpaid interest and other amounts due in respect of the Debentures. If there is a change in control with respect to 3D Systems, as defined in the Debenture Purchase Agreement, the holders may require 3D Systems to redeem the Debentures at 100% of the then outstanding principal amount, together with all accrued and unpaid interest and other amounts due in respect of the Debentures. The Debentures are subordinated in right of payment to all senior indebtedness (as defined in the Debenture Purchase Agreement), and pari passu in right of payment with 3D Systems' outstanding 7% convertible subordinated debentures. 3D Systems has agreed to register the shares of the Common Stock issuable upon conversion of the Debentures for resale under the Securities Act of 1933, as amended.

     (d) Other than Mr. Loewenbaum, Mrs. Loewenbaum has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of some of the securities of 3D Systems.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except for the Debenture Purchase Agreement and stock option agreements with 3D Systems, pursuant to which Mr. Loewenbaum has the right to purchase shares of the Common Stock, and except as may be set forth in Mr. Loewenbaum's initial filing on Schedule 13D and the Amendment No. 1 thereto, Mr. Loewenbaum does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of 3D Systems, including but not limited to

                                 SCHEDULE 13D/A

CUSIP NO. 88554D205                                           Page 5 of 6 Pages


the transfer or voting of any of these securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        None.

                                 SCHEDULE 13D/A

CUSIP NO. 88554D205                                           Page 6 of 6 Pages


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 29, 2003                        G. WALTER LOEWENBAUM II



                                                /s/ G. Walter Loewenbaum II
                                            By: -----------------------------
                                                G. Walter Loewenbaum II